Mail Stop 3561

March 6, 2009

David R. Marks
Chief Executive Officer
Premier Power Renewable Energy, Inc.
4961 Windplay Drive, Suite 100
El Dorado Hills, California 95762

>   **Re:**   **Premier Power Renewable Energy, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed February 5, 2009**
>   **File No. 333-155241**
>   **Form 10-Q/A for Fiscal Quarter Ended September 30, 2008**
>   **Filed February 5, 2009**
>   **File No. 333-140637**

Dear Mr. Marks:

        We have reviewed your response letter and amendment to your Form S-1 filed February 5, 2009. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Our Business, page 3

Financing Transaction, page 3

1.   We reviewed your response to comment number three in our letter dated December 5, 2008 and have the following comments:

- We note that in determining whether there was a beneficial conversion option for your Series A Convertible Preferred Stock you used a fair value of $0.42 per share for purposes of valuing the common stock underlying the conversion option, which you indicate was based on an independent valuation. Please tell us why there is such a large difference between the fair value of your common stock as determined in the independent valuation at the date of the transaction and the high and low bid prices for your common stock for the quarter ended September 30, 2008 as disclosed on page 46.

- Please tell us in further detail why you do not accrete the discount on your convertible preferred stock attributable to the warrants. In doing so, please provide us with further information regarding the terms of your preferred stock, including any contingent and non-contingent redemption requirements or terms that allow the holder to put the security back to you.

- We note your disclosure that the aggregate purchase price of your Series A Convertible Preferred Stock and warrants was $7,000,000 and that you received net proceeds of $5,712,128 from the issuance. In your shareholders' equity statement on page F-5, however, you have allocated an aggregate amount of $5,048,276 consisting of $3,254,289 to the Series A Convertible Preferred Stock and $1,793,987 to the Series A and Series B warrants. Please explain why you have allocated less than the net proceeds to these instruments. Please also explain why you received net proceeds of only $5,712,128 from the issuance of preferred stock and warrants with an aggregate purchase price of $7,000,000. Please provide the basis in GAAP for your accounting for the differences between the aggregate price of the preferred stock and warrants and the amounts reflected in your financial statements. Also provide us with your relative fair value calculation that shows the full fair values of the convertible preferred stock and warrants. Please clarify how you determined the fair value of the preferred stock should equal the number of common shares available upon conversion on the issuance date multiplied by the $0.42 estimated fair value of the common shares as opposed to an amount derived from a generally accepted valuation method.

Business, page 22

Customers, page 26

2. We note your response to comment 13 of our December 5, 2008 letter stating that you do not believe there is risk related to your reliance on a limited customer base because your marketplace is "dynamic and constantly changing, allowing multiple new customers for multiple market segments." Please discuss, with a view towards disclosure in your prospectus, what factors you considered and the analysis you conducted in determining that your marketplace is dynamic and constantly changing and how this will affect your future business.

Selling Security Holders, page 19

3. We note your response to comment 15 of our December 5, 2008 letter and your
    indication that the 24,448,000 shares held by Vision Opportunity Master Fund Ltd. were
    cancelled immediately prior to the reverse merger. With a view toward disclosure,
    explain for what consideration Vision agreed to cancel these shares. Please also disclose
    this event, as well as the fact that the company had 1,800,000 shares of common stock
    outstanding immediately prior to the reverse merger, in your discussion of the Share
    Exchange Agreement that appears on page II-3.

4. We note your response to comment 16 of our December 5, 2008 letter and your
    indication that you are registering 120% of the shares held by selling security holders for
    purposes of accommodating possible issuances pursuant to anti-dilution provisions. You
    may not register additional shares for this purpose because, as discussed in Question
    139.10 of our "Questions and Answers" contained in our Compliance and Disclosure
    Interpretations relating to Section 5 of the Securities Act, you must make a good-faith
    estimate of the maximum number of shares you may issue to determine the number of
    shares to register for resale. You may retain footnote (1) to the Calculation of
    Registration Fee table in the event shares will need to be issued in the future because of
    an event that is covered by Rule 416. Therefore, please revise the registration statement
    to omit the additional 20% you are registering for resale.

Financing Transaction, page 22

5. We note your response to comment 17 of our letter dated December 5, 2008. Please
    advise us of the following:

    •   The dollar value of the shares registered in relation to the proceeds that the company
        received from the selling shareholders for the securities. While you indicate that the
        proceeds received from Vision for the Series A Convertible Preferred Stock was
        $7,000,000, we note comment one above which refers to a much lower amount.
        Please advise. Please also provide support for your indication that you believe that
        the selling shareholders bear "full market risk for their fully paid investments in the
        Company's securities" considering your stock closed at $5.00 on the OTC-BB 10
        days after the Financing Transaction closed.

    Regardless, given the number of shares being registered for resale, we continue to believe
    that the offering is an indirect primary offering that must be made at a fixed price or a
    range in reliance on Rule 430A in order to meet the requirements of Schedule A,
    paragraph 16 of the Securities Act and Item 501(b)(3) of Regulation S-K and that you
    must name your affiliated shareholders – such as Vision – as an underwriter. Please
    revise accordingly.

6. Please disclose in the registration statement your response to comments 18-23 of our letter dated December 5, 2008. We note that in your response to these comments you indicate that there was no market price per share for your common stock on September 9, 2008, the date that the Series A Convertible Preferred Stock, Series A Warrant and Series B Warrant were sold. Therefore, you conclude that the market price per share of the underlying common stock on that date was $0. Your financial statements and your responses to our comments, however, indicate that you estimated the fair value of your common stock on the date of the transaction to be $.42 per share and your stock closed on the OTC-BB 10 days later with a price of $5.00. In light of this disclosure, please revise your responses to these comments to utilize the $5.00 amount in calculating the market price per share or tell us why you believe this is not appropriate.

Industry Overview, page 24

7. We note your response to comment 25 of our December 5, 2008. Within the materials you provided, we are unable to identify support for the chart and your statements in the first paragraph on page 24 which are both attributed to the California Public Utilities Commission. Please provide the applicable independent supplemental materials, with appropriate markings and page references in your response, or advise where the relevant support can be found in the materials previously provided.

Competition, page 26

Spanish Competitors, page 27

8. We note your response to comment 30 of our December 5, 2008 letter. You have revised your disclosure to state that you have a competitive advantage due to "competitive pricing within the Spanish market." Please disclose the analysis you conducted in making this determination.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Liquidity and Capital Resources, page 35

9. We note your response to comment 36 of our December 5, 2008 letter, and further note that your revised disclosure under the "Net Sales" paragraph on page 34 indicates that you experienced sales growth of 105% in comparison to the same nine month period in the prior year. We also note your disclosure on page 11 that third-party financing sources, specifically for solar energy systems, are currently limited due to worldwide economic troubles. In your discussion of Material Impact on Known Events on Liquidity, please disclose the analysis you have conducted to determine how this limit in financing sources will affect your future sales. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Capital Resources, page 35

10. We note your response to comment 39 of our December 5, 2008 letter and your revised disclosure in the eighth paragraph on page 35. You state that you have a credit line that expired in February 2009. Please revise to indicate the current status of this credit line and clarify whether this is the same credit line from Guaranty Bank that you discuss in the first paragraph of page 36. It also appears that the maturation date you disclose for the Guaranty Bank credit line is inaccurate. Please revise.

Contractual Obligations and Off-Balance Sheet Arrangements, page 36

Line of Credit, page 36

11. We note your response to comment 40 of our December 5, 2008 letter and your revised disclosure in the second paragraph on page 36. We understand that the bank waived the covenant violation through September 30, 2008 at which time Premier Power California was in compliance with the covenant, however it does not appear that your revised disclosure describes the course of action taken to remedy the violation or why you believe that you will not be in violation of this covenant in the future. Please revise. See Item 303(a)(1).

Executive Compensation, page 39

12. Please update your disclosure here to reflect information for your recently completed fiscal year ending December 31, 2008. In this regard, refer to Section 217.11 under "Interpretive Responses Regarding Particular Situations" of our Compliance and Disclosure Interpretations relating to Regulation S-K.

Employment Agreements, page 40

13. We note your response to comment 46 of our December 5, 2008 letter. Please discuss why you believe that Mr. Persson not serving in a policy-making role excludes him from being deemed a named executive officer under Item 402(m) of Regulation S-K and therefore not subject to the applicable disclosure requirements considering he is one of the two most highly compensated executive officers, aside from Mr. Marks. If you believe that Mr. Persson should not be considered an executive officer, please explain why.

Financial Statements

Combined/Consolidated Statements of Operations, page F-4

14. We note from your response to comment number 59 in our letter dated December 5, 2008 that your shareholders, Mr. Marks and Mr. de Anquin, transferred certain of their shares

to Genesis Capital Advisors, LLC in a private transaction. If these shares were transferred to Genesis Capital Advisors, LLC as payment for any expenses of or services to the company, your financial statements should be revised to reflect these costs. See SAB Topic 5:T.

Note 1. Organization and Nature of Business, page F-7

15.   We reviewed your response to comment number 57 in our letter dated December 5, 2008. While we agree with your assertion that prior to the September 1, 2008 Reorganization, Premier Power California and Bright Future were commonly controlled, we believe that these entities were commonly controlled by virtue of the majority ownership of each of these entities by Mr. and Mrs. Marks who qualify to be treated as a control group because they are immediate family members. It does not appear, however, that the oral voting agreements that existed between Mr. and Mrs. Marks and Mr. de Anquin can be used to determine that these three individuals constitute a control group at the time of the Reorganization since the related written voting agreements were either made in contemplation of the potential reverse merger or made after the reverse merger had already occurred. Accordingly, please revise the financial statements to reflect the acquisition of Mr. de Anquin's 25% interest in Premier Power Spain using purchase accounting or tell us why you still believe your accounting is appropriate. Similarly, please clarify why you did not reflect all or a portion of Mr. de Anquin's acquired interest in Bright Future using purchase accounting.

Note 2. Significant Accounting Policies, page F-8

Income Taxes, page F-9

16.   We reviewed your response to comment number 54 in our letter dated December 5, 2008 and the revised disclosures added in Note 2 on page F-9 and in Note 3 on page F-10. Please further revise your disclosures to provide the components of the deferred taxes reflected in your balance sheet and the approximate tax effect of each type of temporary difference and carryforward that gives rise to a significant portion of deferred tax liabilities and deferred tax assets. Please disclose in a tabular format the significant components of income tax expense, including foreign tax expense, attributable to continuing operations for each year. Provide a reconciliation of the statutory tax rate to the effective rate. Please also revise to present the pro forma income tax and pro forma earnings per share information shown in Note 13 on the face of your financial statements.

Consent of Independent Registered Public Accounting Firm

17.   Please include a conformed signature of the independent accountant in the accountant's consent filed with the next amendment.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or in her absence, Andrew Blume, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Kevin K. Leung, Esq.
        Dominador Tolentino, Jr., Esq.
        Jamie H. Kim, Esq.